BMO Global Asset Management

BMO | A part of BMO Financial Group

Exhibit (h)(9)(ii)

BMO Global Asset Management

790 N. Water Street – 11th Floor

Milwaukee, WI 53202

November 30, 2021

VIA EMAIL:  tjohnson@proshares.com

ProFunds

7501 Wisconsin Avenue, Suite 1000E

Bethesda, MD 20814

Attention: Mr. Todd Johnson

RE: Assignment of Securities Lending Agency Agreement

Dear Mr. Johnson:

We are writing on behalf of BMO Harris Bank N.A. ("BMO"), regarding the Securities Lending Agency Agreement, dated December 18, 2018 ("SLA Agreement") between BMO and ProFunds ("Client").

As you are aware, on February 22, 2021, BMO entered into a Transition Agreement ("Transition Agreement") with Mitsubishi UFJ Trust and Banking Corporation ("Mitsubishi"), pursuant to which BMO has agreed to transfer its securities lending business to Mitsubishi, and in connection therewith, transfer and assign client contracts related to its securities lending business, including the SLA Agreement.

The purpose of this letter is to request the consent of Client to the transfer and assignment by BMO of the SLA Agreement to Mitsubishi, acting through its New York Branch ("Mitsubishi New York"). While the parties are working on the final conversion plan, it currently is anticipated that the transfer of the SLA Agreement will occur on or before January 31, 2022 ("Transfer Date"). We will provide advance notice to Client regarding the exact date and effective time for the Transfer Date.

We request that you provide your consent below to the assignment of the SLA Agreement to Mitsubishi New York, pursuant to which BMO will transfer and assign, and Mitsubishi New York together with its Tokyo Head Office ("Mitsubishi Tokyo") will assume all rights, obligations and duties of BMO under the SLA Agreement after the Transfer Date. Please be advised that obligations of the Lending Agent to provide indemnity to the Client to cover all expenses related to the purchase of replacement securities under Section 7(a) of the SLA ("Specified Indemnity Obligations") will be assumed and become the obligations of Mitsubishi Tokyo and will not become obligations of Mitsubishi New York, and Client shall have no recourse to Mitsubishi New York with respect to the Specified Indemnity Obligations assumed by Mitsubishi Tokyo.

BMO Harris Bank N.A.

Investment products are: NOT FDIC INSURED – MAY LOSE VALUE – NO BANK GUARANTEE.

BMO Global Asset Management

BMO | A part of BMO Financial Group

Exhibit (h)(9)(ii)

Pursuant to the Transition Agreement, BMO shall remain responsible for all obligations and liabilities under the SLA Agreement for the period on or prior to the Transfer Date.

If you have questions regarding this request, please feel free to contact me at 312-461-6639. Otherwise, please return the executed consent to my attention at  steven.arquilla@bmo.com.

Very truly yours,

/s/ Steven J. Arquilla Steven J. Arquilla

Head, BMO Institutional Trust Services

BMO Harris Bank N.A.

Client hereby consents to the assignment of the SLA Agreement by BMO to Mitsubishi New York and Mitsubishi Tokyo pursuant to the terms and conditions of the Transition Agreement and acknowledges and agrees that the Specified Indemnity Obligations will be assumed and become the obligations of Mitsubishi Tokyo. This assignment will be effective as of 5:00 p.m. ET on the Transfer Date. Upon the assignment of the SLA Agreement from BMO to Mitsubishi New York, Mitsubishi will assume all rights, obligations and duties of BMO under the SLA Agreement, as set forth in the Transition Agreement.

ProFunds

By: /s/Todd B. Johnson

Name: Todd B. Johnson

Title: President

Date: 1/19/2022

BMO Harris Bank N.A.

Investment products are: NOT FDIC INSURED – MAY LOSE VALUE – NO BANK GUARANTEE.